SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549
                           ________________________

                                SCHEDULE 14D-9

                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                           ________________________


                              CB BANCSHARES, INC.
                           (Name of Subject Company)

                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                           ________________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                           ________________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE ISSUED BY CB BANCSHARES: PRELIMINARY VOTE TALLY CONFIRMS CB BANCSHARES SHAREHOLDERS REJECTED CPF'S CONTROL SHARE ACQUISITION PROPOSAL

June 3, 2003

FOR IMMEDIATE RELEASE
---------------------

Contact:     Wayne T. Miyao
             Senior Vice President, City Bank
             Corporate Communications
             Ph: (808) 535-2590
             Email: wmiyao@cb-hi.net
             Website: www.citybankhawaii.com



          PRELIMINARY VOTE TALLY CONFIRMS CB BANCSHARES SHAREHOLDERS
               REJECTED CPF'S CONTROL SHARE ACQUISITION PROPOSAL

CPF Fails to Obtain Approval Under the Hawaii Control Share Acquisitions Statute


HONOLULU, June 3, 2003 - CB Bancshares, Inc. (Nasdaq: CBBI) announced today that the preliminary tabulation of votes prepared by the independent inspectors of election confirms that at the Special Meeting held on May 28, 2003, CB Bancshares shareholders rejected Central Pacific Financial Corp.'s (NYSE: CPF) ("CPF") proposal to acquire a majority of CB Bancshares' outstanding shares.

According to the preliminary tabulation, out of a total of 3,482,383 shares entitled to vote at the Special Meeting, approximately 33% of the shares voted to reject CPF's proposed control share acquisition; 15% voted to approve the proposal; and approximately 3% abstained. In order for its proposal to be approved under the Hawaii Control Share Acquisitions statute, CPF was required to obtain votes in favor of its proposal from holders of a majority of the shares eligible to vote at the Special Meeting. Of the total number of shares eligible to vote, 1,752,541 shares, or 50.33%, were represented at the meeting.

Shareholder approval of this proposal would have allowed CPF to purchase, under Hawaii's Control Share Acquisitions statute, a majority of CB Bancshares shares pursuant to CPF's hostile takeover attempt. The company noted that CPF's failure to obtain the required vote means that CPF cannot complete its proposed control share acquisition.

Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

                                     _____

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.


                                     # # #